March 24, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, MAIL STOP 7010
ATTN:  John Cash, Accounting Branch Chief
450 Fifth Street, N.W.
Washington, DC  20549-0306

RE:	Southwall Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Form 10-Q for the Period Ended September 30, 2007
Commission File Number: 0-15930

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated February 19, 2008 regarding the above referenced filing.  The headings below correspond to the headings in the staff’s letter, and each of Southwall Technologies, Inc (“the Company”) responses is preceded by the text of the comment from the staff’s letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

1.
We note your response to prior comment 1.  Please confirm that you will expand your MD&A discussion in future filings to disclose that the $400,000 reversal was a change in estimate rather than an accounting error from prior periods.

Response:

The $400,000 reversal was related to the release of a FAS 5 reserve booked in connection with German tax positions taken on previously filed returns.  The statute of limitations in Germany is normally 4 years.  Upon the expiration of the German tax statue of limitations in 2005 for such prior years, the respective reserves of $400k were released as the exposure in Germany no longer exists.

See Exhibit A reflecting the proposed MD&A language for the future 10K filings.

Mr. John Cash
November 30, 2007

2.
If you continue to show the Foreign Rate differential line as the difference between the Federal statutory rate and the “actual foreign tax rate”, please revise your future filings to disclose the German statutory rate with a reconciliation (complete with an explanation of the material adjustments, including permanent tax differences due to the German government subsidies you discuss in your response to comment 3) to the actual foreign tax rate.  Please show us supplementally what the revised disclosures will look like for each of the annual periods ending December 31, 2005, 2006 and 2007.

Response:

We acknowledge and confirm the request of your office.  Please see Exhibit B which includes the German Rate Reconciliations for December 31, 2005-2007 and the proposed MD&A language with respect to the German material permanent adjustments in the German rate reconciliation.

3.
Please revise your future filings to clarify that the $115,434 adjustment to the deferred tax asset valuation allowance was a change in estimate and not an accounting  error from prior periods and that the adjustment had no effect on the balance sheet or statement of operations.

Response:

We will revise future filings to reflect that the $115,434 adjustment was a change in estimate and not an accounting error.  See Exhibit C reflecting the proposed MD&A language for the future 10K filings.

FORM 10-Q/A THE PERIOD ENDED SEPTEMBER 30, 2007

4.
We note your revisions in response to prior comment 4.  Please tell us and quantitatively disclose in future filings the percentage of change in the German pre-tax income so that readers can fully understand the change in the tax provision.

Response:

Mr. John Cash
November 30, 2007

The German pre-tax income for the three months ending September 30, 2006 and September 30, 2007 were $619,786 and $474,754 respectively.  This represents a reduction of approximately 23.4% in taxable income from period ended September 30, 2006 as compared to period ended September 30, 2007.  This language or similar will represented in the future MD&A disclosures to properly reflect the correlation of the German tax provision and the German pre-tax income.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours.

Southwall Technologies, Inc.

By:	/s/ R. Eugene Goodson

Dr. R. Eugene Goodson
Principal Executive Officer
Executive Chairman

cc:  Bret Johnson
       Al Pavot

Exhibit A

In 2005, the Company released approximately $400,000 of tax reserves related to German tax positions taken in previous years on statutory tax returns.  The German statute of limitations on the returns that such filing positions were claimed is four years and expired in 2005.  Thus, the reserve was released upon closing of the statute of limitations.

Exhibit B

The foreign tax rate differential reflected in the worldwide effective tax rate reconciliation compares the US statutory rate of 35% to the actual foreign tax provision.  The material portion of the foreign provision is from German operations in the amounts of $416,000; $886,000 and $433,000 for the calendar years ended December 31, 2005, 2006 and 2007 respectively.  The additional amount of foreign provision booked in such years is related to Belgium branch taxes in the amounts of $18,000, $34,000 and $34,000.

The German effective tax reconciliations for tax years December 31, 2005, 2006 and 2007 are as follows:

German Effective Tax reconciliation	2005	2006	2007

	%	%	%

German statutory income tax rate	38.39%	38.39%	38.39%

Tax exempt subsidies	-14.25%	-7.76%	-12.37%

Non deductible business exp.	0.47%	0.16%	0.03%

Add back 50% of interest expenses	2.87%	1.97%	2.62%

Taxes - Prior year result from German Tax Audit	0.00%	2.58%	0.00%

Other	-0.15%	0.84%	-1.45%

German income tax	27.33%	36.17%	27.22%

The German reconciliation reflects various permanent differences between the German statutory rate and the German effective tax rate reflected for US GAAP purposes.   The material difference primarily relates to benefits associated with tax subsidies received from the German government resulting from research and development efforts in Germany and benefits received as a result of additional investments in their German manufacturing facilities.

Exhibit C

In 2006, the Company trued up the amount of foreign tax credits reflected in the income tax provision for US purposes to the amount reflected in filed tax returns.  The impact of this was a reduction to the amount of foreign tax credits reflected in the deferred tax asset disclosure in the footnote by approximately $115,000.  This amount is the result of a change in estimate.  Additionally, the adjustment impacts the disclosure only and has no impact on the financial statement since the respective deferred tax asset has a full valuation allowance provided against it.